

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2017

George Economou
Chief Executive Officer and Chairman of the Board of Directors
Ocean Rig UDW Inc.
Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman, Cayman Islands

    Re: Ocean Rig UDW Inc.
           Registration Statement on Form F-1
           Filed September 27, 2017
           File No. 333-220668

Dear Mr. Economou:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.

               Sincerely,

               /s/ Kevin M. Dougherty *for*

               H. Roger Schwall
               Assistant Director
               Office of Natural Resources